

Mail Stop 4720

December 21, 2015

Via Email
Phillip W. Barnhouse
Chief Financial Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

> **Re: Porter Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Filed November 12, 2015**
> **File No. 001-33033**

Dear Mr. Dix:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to the Consolidated Financial Statements

Note 13 – Contingencies, page 35

1. In regard to the Signature Point litigation, please tell us the amount of the loss accruals recorded and how these amounts were determined, at both the December 31, 2013 and 2014 fiscal year ends as well as at each of the respective interim quarters of fiscal 2015.

2. In regard to the AIT Laboratories litigation, please tell us the amount of the loss accruals recorded and how these amounts were determined, at December 31, 2014 and at each respective interim quarter of 2015.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. Please tell us the accounting literature followed and how you determined the amount of the gain recorded in conjunction with the common equity for debt exchange which occurred on September 30, 2015. Also, tell us the accounting literature followed in accounting for the shares acquired and contributed to the wholly-owned subsidiary of the company by the two directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3492 if you have any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services I